UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

GENIUS SPORTS LIMITED

(Name of Subject Company and Filing Person (issuer))

Warrants to Acquire Ordinary Shares

(Title of Class of Securities)

G3934V 117

(CUSIP Number of Class of Securities)

Genius Sports Group

10 Bloomsbury Way, 9th Floor

London, United Kingdom WC1A 2SL

Telephone: +44 (0) 20 7851 4060

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Ross M. Leff, P.C. Tamar Donikyan Allison C. Bell Kirkland & Ellis LLP 601 Lexington Avenue New York, NY 10022 Tel: (212) 446-4800	Donald J. Puglisi Puglisi & Associates 850 Library Avenue #204 Newark, Delaware 19711 Telephone: (302) 738-6680

☐	Check the box if the filing relates solely to preliminary communications before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Genius Sports Limited, incorporated under the laws of Guernsey as a non-cellular company limited by shares (the “Company,” “us” or “we”). This Schedule TO relates to the consent solicitation (the “Consent Solicitation”) by the Company from each holder of the Company’s warrants (as defined below) to amend the Warrant Agreement, dated as of August 13, 2020, between Continental Stock Transfer & Trust Company, as warrant agent (the “Warrant Agent”), and dMY Technology Group, Inc. II (“dMY”), which was assumed by the Company pursuant to that certain Warrant Assumption Agreement dated as of April 20, 2021, by and among the Company, dMY and the Warrant Agent (the “Warrant Agreement”). In particular, the Company is soliciting consents to amend the Exercise Period so the warrants will expire on January 18, 2023 (20 business days from and including December 19, 2022, the first business day following the expiration date of the Consent Solicitation) instead of on April 20, 2026 (the “Warrant Amendment”), upon the terms and subject to the conditions set forth in the Prospectus, dated November 18, 2022 (the “Prospectus”), a copy of which is attached hereto as Exhibit (a)(1)(A).

In addition, on November 18, 2022, the Company issued to warrant holders a notice (the “Warrant Holder Notice”) indicating that the Company has lowered the exercise price of the warrants (the “Reduced Exercise Price”) from $11.50 to a price that is 74% of the closing price of the ordinary shares on the New York Stock Exchange (the “NYSE”) on the trading day prior to the date of delivery of an exercise notice (if such Reduced Exercise Price would be less than $11.50 per share). The Warrant Holder Notice further indicated that the Company has entered into an amendment to the Warrant Agreement (the “Cashless Exercise Amendment”) with the Warrant Agent pursuant to Section 9.8 of the Warrant Agreement that provides all warrant holders the option, but not the obligation, to exercise their warrants on a cashless basis during the Exercise Period. Each of the Reduced Exercise Price and the Cashless Exercise Amendment is conditioned on obtaining the requisite consents to give effect to the Warrant Amendment, which condition may be waived by the Company in its sole discretion. If the Warrant Amendment is approved, the warrants will cease trading on the NYSE on January 18, 2023 (20 business days from and including December 19, 2022, the first business day following the expiration date of the Consent Solicitation) and all previously unexercised warrants shall expire worthless on such date.

Prior to obtaining the requisite consents to approve the Warrant Amendment and the effectiveness of the Warrant Amendment, any exercise of the warrants shall be on the terms set forth in the Warrant Agreement as in effect on the date hereof, without giving effect to the Reduced Exercise Price or the Cashless Exercise Amendment.

The information in the Prospectus, including all schedules and exhibits thereto, is incorporated by reference herein to answer the items required in this Schedule TO.

Item 1. Summary Term Sheet.

The information set forth in the section of the Prospectus entitled “Summary” is incorporated herein by reference.

Item 2. Subject Company Information.

(a)

Name and Address. The name of the issuer is Genius Sports Limited. The Company’s principal executive offices are located at 10 Bloomsbury Way, 9th Floor, London, United Kingdom WC1A 2SL, and its telephone number at such offices is +44 (0) 20 7851 4060.

(b)	Securities. The subject securities are the Company’s outstanding warrants (the “warrants”).

Each warrant currently entitles the holder to purchase one ordinary share at a price of $11.50 per share, subject to adjustment. As of November 16, 2022, 7,668,381 warrants were outstanding.

(c)	Trading Market and Price. The information set forth in the section of the Prospectus entitled “Market Information, Dividends and Related Shareholder Matters” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)

Name and Address. The Company is the filing person and the issuer. The information set forth above under Item 2(a) is incorporated herein by reference. The Company’s directors and executive officers as of November 17, 2022 are listed in the table below.

Name	Position
Mark Locke	Director and Chief Executive Officer
David Levy	Chair
Albert Costa Centena	Director
Gabriele Cipparrone	Director
Kimberly Bradley	Director
Niccolo de Masi	Director
Harry L. You	Director
Daniel Burns	Director
Roxana Mirica	Director
Nicholas Taylor	Chief Financial Officer
Steven Burton	Chief Operating Officer
Jack Davison	Chief Commercial Officer
Campbell Stephenson	Chief Information Officer
Tom Russell	Chief Legal Officer

The information set forth in the section of the Prospectus entitled “The Consent Solicitation—Interests of Directors, Executive Officers and Others” is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a)	Material Terms. The information set forth in the sections of the Prospectus entitled “Summary” and “The Consent Solicitation” is incorporated herein by reference.

(b)	Purchases. The information set forth in the section of the Prospectus entitled “The Consent Solicitation—Interests of Directors, Executive Officers and Others” is incorporated herein by reference.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

(e)

Agreements Involving the Subject Company’s Securities. The information set forth in the sections of the Prospectus entitled “Market Information, Dividends and Related Shareholder Matters—Transactions and Agreements Concerning Our Securities” and “Description of Securities” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)	Purposes. The information set forth in the section of the Prospectus entitled “The Consent Solicitation—Background and Purpose of the Consent Solicitation” is incorporated herein by reference.

(b)

Use of Securities Acquired. The information set forth in the section of the Prospectus entitled “The Consent Solicitation—Background and Purpose of the Consent Solicitation” is incorporated herein by reference.

(c)

Plans. From time to time, as part of the Company’s long-term corporate goal of enhancing shareholder value, it may explore potential strategic transactions. The Company currently has no definitive plan or proposal to conduct any strategic transaction. The Company may decide to engage in one or more such transactions in the future, if, among other things, its Board of Directors determines that any such transactions are in the best interest of the Company. There is no assurance that a strategic transaction or transactions will occur or that liquidity or enhanced value will be realized by the Company or its shareholders from any such transaction.

Except as described above and in the sections of the Prospectus entitled “Risk Factors” and “The Consent Solicitation,” which are incorporated by reference herein, neither the Company, nor any of its directors, executive officers, or controlling persons, or any executive officers, directors, managers or partners of its controlling persons, has any plans, proposals or negotiations that relate to or would result in: (1) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (2) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (3) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company; (4) any change in the present board of directors or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer; (5) any other material change in the Company’s corporate structure or business; (6) any class of equity securities of the Company to be delisted from the NYSE; (7) any class of equity securities of the Company becoming eligible for termination of registration under section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); (8) the suspension of the Company’s obligation to file reports under Section 15(d) of the Exchange Act; (9) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; or (10) any changes in the Amended and Restated Memorandum of Incorporation and the Amended and Restated Articles of Incorporation of the Company or other governing instruments or other actions that could impede the acquisition of control of the Company.

Item 7. Source and Amount of Funds or Other Consideration.

(a)

Source of Funds. The information set forth in the section of the Prospectus entitled “Market Information, Dividends and Related Shareholder Matters—Source and Amount of Funds” is incorporated herein by reference.

(b)	Conditions. Not applicable.

(d)	Borrowed Funds. Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a)

Securities Ownership. The information set forth in the section of the Prospectus entitled “The Consent Solicitation—Interests of Directors, Executive Officers and Others” is incorporated herein by reference.

(b)

Securities Transactions. Except as set forth in the section of the Prospectus entitled “Market Information, Dividends and Related Shareholder Matters—Transactions and Agreements Concerning Our Securities,” which is incorporated by reference herein, neither the Company, nor any of its directors, executive officers or controlling persons, or any executive officers, directors, managers or partners of any of its controlling persons, has engaged in any transaction involving the Company’s warrants in the last 60 days.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a)

Solicitations or Recommendations. The information set forth in the section of the Prospectus entitled “Market Information, Dividends and Related Shareholder Matters—Fees and Expenses” is incorporated herein by reference. None of the Company, its management, its board of directors, the solicitation agent or the information and tabulation agent is making any recommendation as to whether holders of warrants should consent to the Consent Solicitation.

Item 10. Financial Statements.

(a)

Financial Information. The financial statements and other financial information of the Company included or incorporated by reference in the Prospectus are incorporated by reference herein. The full text of such financial statements and other financial information, as well as the other documents the Company has filed with the Securities and Exchange Commission (“SEC”) prior to, or will file with the SEC subsequent to, the filing of this Schedule TO relating to the Consent Solicitation and exercising of warrants are available for inspection and copying from the SEC’s website at www.sec.gov.

(b)	Pro Forma Information. Not applicable.

Item 11. Additional Information.

(a)	Agreements, Regulatory Requirements and Legal Proceedings.

(1)

The information set forth in the sections of the Prospectus entitled “The Consent Solicitation—Agreements, Regulatory Requirements and Legal Proceedings” and “The Consent Solicitation—Interests of Directors, Executive Officers and Others” is incorporated herein by reference.

(2)	The information set forth in the section of the Prospectus entitled “The Consent Solicitation—Agreements, Regulatory Requirements and Legal Proceedings” is incorporated herein by reference.

(3)	Not applicable.

(4)	Not applicable.

(5)	None.

(c)	Other material Information. Not applicable.

Item 12. Exhibits.

Item 12(a)

Exhibit No.	Description

(a)(l)(A)	Prospectus (incorporated by reference to the Prospectus that is included in the Company’s Registration Statement on Form F-4 (File No. 333-252179) with the SEC on November 18, 2022).

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Prospectus (incorporated by reference to Exhibit (a)(1)(A)).

(a)(5)(A)	Press Release, dated November 18, 2022 (incorporated by reference to Exhibit 99.1 of the Form 6-K (File No. 001-40352) filed by the Company on November 18, 2022).

(a)(5)(B)	Notice to the Registered Holder of Warrants (incorporated by reference to Exhibit 4.2 of the Company’s report on Form 6-K (File No. 001-40352) filed with the SEC on November 18, 2022).

(b)	Not applicable.

(d)(i)	Amended and Restated Genius Sports Limited Memorandum of Incorporation (incorporated by reference to Exhibit 1.1 of the Company’s Shell Company Report on 20-F (File No. 001-40352) filed with the SEC on April 27, 2021).

(d)(ii)	Amended and Restated Genius Sports Limited Articles of Incorporation (incorporated by reference to Exhibit 1.2 of the Company’s Shell Company Report on 20-F (File No. 001-40352) filed with the SEC on April 27, 2021).

(d)(iii)	Specimen Warrant Certificate of dMY Technology Group, Inc. II (incorporated by reference to Exhibit 4.3 of dMY Technology Group, Inc. II’s Registration Statement on Form S-1 (File No. 333-239508) filed with the SEC on August 3, 2020).

(d)(iv)	Warrant Agreement between Continental Stock Transfer & Trust Company and dMY Technology Group, Inc. II (incorporated by reference to Exhibit 4.1 of dMY Technology Group, Inc. II’s Current Report on Form 8-K filed with the SEC on August 18, 2020).

(d)(v)	Warrant Assumption Agreement among dMY Technology Group, Inc. II, Genius Sports Limited and Continental Stock Transfer & Trust Company, as Warrant Agent (incorporated by reference to Exhibit 2.3 of the Company’s Shell Company Report on 20-F (File No. 001-40352) filed with the SEC on April 27, 2021).

(d)(vi)	Warrant Certificate of Genius Sports Limited in favor of NFL Enterprises LLC (incorporated by reference to Exhibit 2.4 of the Company’s Shell Company Report on 20-F (File No. 001-40352) filed with the SEC on April 27, 2021).

(d)(vii)	Solicitation Agent Agreement, dated November 18, 2022, by and between the Company and BofA Securities, Inc. (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-4 (File No. 333-252179) filed with the SEC on November 18, 2022).

Exhibit No.	Description

(d)(viii)	Amendment No. 1 to the Warrant Agreement by and between Continental Stock Transfer & Trust Company and Genius Sports Limited (incorporated by reference to Exhibit 4.1 of the Company’s report on Form 6-K (File No. 001-40352) filed with the SEC on November 18, 2022).

(g)	Not applicable.

(h)(i)	Tax Opinion of Kirkland & Ellis LLP (incorporated by reference to Exhibit 8.1 to the Company’s Registration Statement on Form F-4 (File No. 333-252179) filed with the SEC on November 18, 2022).

Item 12(b). Calculation of Filing Fee Table.

Filing Fee Exhibit.

Item 13. Information Required By Schedule 13E-3. Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GENIUS SPORTS LIMITED

Date: November 18, 2022	By:	/s/ Nicholas Taylor
	Name:	Nicholas Taylor
	Title:	Chief Financial Officer

	By:	/s/ Donald J. Puglisi
	Name:	Donald J. Puglisi
	Title:	Authorized Representative in the United States